

PROXY TABULATOR
P.O. BOX 9112
FARMINGDALE, NY 11735

 **To vote by Internet**

1) Read the Proxy Statement and have the proxy card below at hand.
2) Go to website **www.proxyvote.com**
3) Follow the instructions provided on the website.

 **To vote by Telephone**

1) Read the Proxy Statement and have the proxy card below at hand.
2) Call **1-800-690-6903**
3) Follow the instructions.

 **To vote by Mail**

1) Read the Proxy Statement.
2) Check the appropriate box on the proxy card below.
3) Sign and date the proxy card.
4) Return the proxy card in the envelope provided.

If you vote by Telephone or Internet,
you do not need to mail your proxy.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E27884-S60465

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

	For	Against	Abstain
Proposal 1. To approve or disapprove a proposed Agreement and Plan of Reorganization pursuant to which Federated Global Total Return Bond Fund (FGTRB), a portfolio of Federated International Series, Inc., would acquire all, or substantially all, of the assets of Federated Prudent DollarBear Fund (FPDBF), a portfolio of Federated Income Securities Trust, in exchange for Class A Shares, Class C Shares and Institutional Shares of FGTRB to be distributed pro rata by FPDBF to its shareholders of Class A Shares, Class C Shares and Institutional Shares, respectively, in a complete liquidation and dissolution of FPDBF.	☐	☐	☐

Any such vote in FAVOR or AGAINST the Proposal will authorize the persons named as proxies to vote accordingly in FAVOR or AGAINST any adjournment of the Special Meeting.

YOUR VOTE IS IMPORTANT
Please complete, sign and return this card as soon as possible.

Please sign this proxy exactly as your name appears on the books of the Trust. Joint owners should each sign personally. Trustees, Directors and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

V.2

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting:
The Notice of Special Meeting of Shareholders and Proxy Statement are available at www.proxyvote.com.

E27885-S60465

FEDERATED PRUDENT DOLLARBEAR FUND
A portfolio of Federated Income Securities Trust

SPECIAL MEETING OF SHAREHOLDERS
SEPTEMBER 14, 2017

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned Shareholders of Federated Prudent DollarBear Fund, a portfolio of the Federated Income Securities Trust (the "Trust"), hereby revoking any proxy heretofore given, designate and appoint George Magera, Kary Moore, Edward Bartley, Maureen Ferguson, Christina Eifler and Erin Dugan to act at the Special Meeting of Shareholders (the "Special Meeting") to be held on September 14, 2017 at 4000 Ericsson Drive, Warrendale, Pennsylvania 15086-7561, at 10:00 a.m. (Eastern Time), and at any adjournment thereof.

The attorneys named will vote the shares represented by this proxy in accordance with the choices made on this ballot. If this proxy is executed and returned in time and no choice is indicated as to the item, this proxy will be voted affirmatively on such matter. Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting or any adjournment thereof and the attorneys named in this proxy will vote on such matters in their best judgment. With respect to any question as to an adjournment or postponement of the Special Meeting, the attorneys named will vote AGAINST such an adjournment those proxies that are required to vote against the proposal and will vote in FAVOR of such an adjournment all other proxies that they are authorized to vote.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF THE FEDERATED INCOME SECURITIES TRUST. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL.

V.2